JCI (London) Limited



(Registered in England)
Registration No 1410834

6 St James's Place
London SW1A 1NP

Tel 020 7491 1889
Fax 020 7491 1989



05013520

SUPPL

PECD/JAK

18 October 2005

Office of the International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549-0302
United States of America

Dear Sirs

SABMiller plc
Issuer No. 82-4938
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTARY INFORMATION

The following information is being furnished to the Commission on behalf of SABMiller plc in order to maintain such issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

1. **Notification of Major Interests in Shares - 14 October 2005**

2. **Disclosure of Acquisitions - 12 October 2005**

3. **Notification of Major Interests in Shares - 12 October 2005**

4. **Completion of major transaction in South America - 12 October 2005**

5. **SABMiller plc Trading Update - 12 October 2005**

6. **Publication of Prospectus - 7 October 2005**

Cont./...2

7. **Major Transaction in South America, Results of Extraordinary General Meeting - 7 October 2005**

Yours faithfully
For and on behalf of
JCI (London) Limited

P E C Dexter
<u>Secretary</u>

cc   Mr Stephen I Siller
       Siller Wilk LLP
       675 Third Avenue
       9th Floor
       New York
       NY 10017-5704, USA

Melissa Atheneos
C/o ADR Department
The Bank of New York
101 Barclay Street, 22nd Floor West
New York
NY 10286, USA

REG-SABMiller PLC Holding(s) in Company
Released: 14/10/2005

RNS Number:6985S
SABMiller PLC
14 October 2005

RECEIVED

2005 DEC 28 A 10: 30

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of listed company

SABMILLER PLC

2. Name of shareholder with a major interest

BEVCO LLC

3. Please state whether notification indicates that it is
regarding the holding of the shareholder named in 2 above, in respect of
a non-beneficial interest, or in the case of an individual holder if it
is a holding of that person's spouse or children under the age of 18

SHAREHOLDER NAMED IN 2 ABOVE

4. Name of the registered holder(s) and, if more than one
holder, the number of shares held by each of them

BNY (OCS) NOMINEES LIMITED

5. Number of shares/amount of stock acquired

ORDINARY SHARES OF US$0.10 EACH - 225,000,000 (THE "SHARES")

6. Percentage of issued class (any treasury shares held by the
listed company should not be taken into account when calculating percentage)

APPROXIMATELY 15.04% OF ISSUED ORDINARY SHARE CAPITAL

7. Number of shares/amount of stock disposed

        N/A

8. Percentage of issued class (any treasury shares held by the
listed company should not be taken into account when calculating percentage)

N/A

9. Class of security

ORDINARY SHARES OF US$ 0.10 EACH

10. Date of transaction

12 OCTOBER 2005

11. Date listed company informed

14 OCTOBER 2005

12. Total holding following this notification

ORDINARY SHARES OF US$0.10 EACH - 225,000,000

13. Total percentage holding of issued class following this
notification Don (any treasury shares held by the listed company should not be taken
into account when calculating percentage)

ORDINARY SHARES OF US$0.10 EACH - 15.04%

14. Any additional information

IN ADDITION, THE FOLLOWING PERSONS HAVE A NOTIFIABLE INTEREST IN THE SHARES
PURSUANT TO SECTIONS 203 OR 208(3) OF THE COMPANIES ACT 1985:

- AGUILA LTD

- CODAN TRUSTEES (BVI) LIMITED (AS TRUSTEE OF THE CANARY TRUST)

- CANARY PRIVATE FOUNDATION

15. Name of contact and telephone number for queries

STEPHEN SHAPIRO, DEPUTY COMPANY SECRETARY - +44 (0)1483 264125

16. Name and signature of duly authorised officer of the listed
company responsible for making this notification

A O C TONKINSON, COMPANY SECRETARY

Date of notification 14 OCTOBER 2005

This information is provided by RNS
The company news service from the London Stock Exchange
END

HOLILFLVILLSLIE

RNS Number:5418S
SABMiller PLC
12 October 2005

RECEIVED

2005 DEC 28 A 10: 30

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

FORM SAR 3

DISCLOSURE OF ACQUISITIONS

(Rule 3 of The Rules Governing Substantial Acquisitions of Shares)

Name of acquirer	Altria Group, Inc
Beneficial owner, if different from above	Altria Group, Inc
Names of any other persons acting by agreement or understanding (see SAR 5)	N/A
Company dealt in	SABMiller plc
Class of voting shares (eg ordinary shares)	Ordinary shares
Date of acquisition	12 October 2005
Number of shares acquired	167,411,024 shares (as a result of the conversion of that numb voting convertible participating shares into ordinary shares i accordance with the Articles of Association of SABMiller plc)
Number of rights over shares acquired Â£	N/A
Nature of rights over shares	N/A
Total holding of voting shares (and percentage of total voting shares in issue)	430,000,000 ordinary shares (28.7%)
Total holding of rights over shares (and percentage of total voting shares in issue)	N/A
Combined total holding (and percentage) of voting shares and rights over shares	430,000,000 ordinary shares (28.7%)

Date of disclosure   12 October 2005

Contact name   G. Penn Holsenbeck

Telephone number   + 1 917 663 2256

Â£ See the definition of "rights over shares" in the Definitions Section of the
SARs.

For details of the SARs disclosure requirements, see SARs 3 and 5 and their
Notes which can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk.

REG-SABMiller PLC Holding(s) in Company
Released: 12/10/2005

RNS Number:5416S
SABMiller PLC
12 October 2005

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.   Name of listed company

SABMILLER PLC

2.   Name of shareholder with a major interest

ALTRIA GROUP, INC

3.   Please state whether notification indicates that it is
regarding the holding of the shareholder named in 2 above; in respect of
a non-beneficial interest; or in the case of an individual holder if it
is a holding of that person's spouse or children under the age of 18

SHAREHOLDER NAMED IN 2 ABOVE

4.   Name of the registered holder(s) and, if more than one
holder, the number of shares held by each of them

ALTRIA GROUP, INC

5.   Number of shares/amount of stock acquired

ORDINARY SHARES OF US$0.10 EACH - 167,411,024

AS A RESULT OF CONVERSION OF THAT NUMBER OF LOW VOTING CONVERTIBLE PARTICIPATING
SHARES INTO ORDINARY SHARES

6.   Percentage of issued class (any treasury shares held by the
listed company should not be taken into account when calculating percentage)

APPROXIMATELY 12.6% OF ISSUED ORDINARY SHARE CAPITAL

7.   Number of shares/amount of stock disposed

LOW VOTING CONVERTIBLE PARTICIPATING SHARES (UNLISTED) - 167,411,024

AS A RESULT OF CONVERSION OF THAT NUMBER OF LOW VOTING CONVERTIBLE PARTICIPATING
SHARES INTO ORDINARY SHARES.

8.   Percentage of issued class (any treasury shares held by the
listed company should not be taken into account when calculating percentage)

100% OF ISSUED LOW VOTING CONVERTIBLE PARTICIPATING SHARES (UNLISTED).

9.   Class of security

ORDINARY SHARES OF US$ 0.10 EACH ACQUIRED

10.   Date of transaction

12 OCTOBER 2005

11.   Date listed company informed

12 OCTOBER 2005

12.   Total holding following this notification

ORDINARY SHARES OF US$0.10 EACH - 430,000,000

13.   Total percentage holding of issued class following this
notification (any treasury shares held by the listed company should not be taken
into account when calculating percentage)

ORDINARY SHARES OF US$0.10 EACH - 28.7%

14.　　　　　　　　Any additional information

TOTAL NUMBER OF ORDINARY SHARES OF US$0.10 EACH FOLLOWING CONVERSION -
430,000,000

TOTAL NUMBER OF LOW VOTING CONVERTIBLE PARTICIPATING SHARES (UNLISTED) FOLLOWING
CONVERSION - 0

15.　　　　　　　　Name of contact and telephone number for queries

STEPHEN SHAPIRO, DEPUTY COMPANY SECRETARY +44 (0) 1484 264125

16.　　　　　　　　Name and signature of duly authorised officer of the listed
company responsible for making this notification

A.O.C TONKINSON - COMPANY SECRETARY

_____

Date of notification 12 OCTOBER 2005

　　　　　　　　　　　This information is provided by RNS
　　　　　　　The company news service from the London Stock Exchange
END

HOLIIFSDISLFLIE

REG-SABMiller PLC Completion of Major Transact.
Released: 12/10/2005

RNS Number:5409S
SABMiller PLC
12 October 2005

SABMiller plc

Completion of major transaction in South America

12 October 2005

London and Johannesburg, 12 October 2005. SABMiller plc ("SABMiller") today
announces the completion of the merger through which it has obtained a
controlling interest in Bavaria S.A., the second largest brewer in South
America.

The 225 million ordinary shares in SABMiller plc issued to the Santo Domingo
Group in consideration for the merger and the 167,411,024 ordinary shares
arising on the conversion of the remaining convertible low voting participating
shares held by Altria Group, Inc. have today been admitted to the Official List
of the Financial Services Authority and to trading on the London Stock
Exchange's market for listed securities, and have been admitted to listing on
the JSE Limited.

Graham Mackay, Chief Executive of SABMiller, said today:

"We are delighted that Bavaria is now part of the SABMiller group. This
transaction reaffirms SABMiller's superior growth profile within the brewing
industry and we look forward to working with our new partners and colleagues."

- ends -

Enquiries:

	SABMiller plc	Tel: +44 20 7659 0100
Sue Clark	Director of Corporate Affairs	Tel: +44 20 7659 0184
Gary Leibowitz	Vice President, Investor Relations	Tel: +44 20 7659 0174
Nigel Fairbrass	Head of Media Relations	Tel: +44 7799 894265

This announcement does not constitute an offer to sell or issue or the
solicitation of an offer to buy or acquire securities of SABMiller plc (the
"Company") or any of its affiliates in any jurisdiction or an inducement to
enter into investment activity.

This document includes "forward-looking statements". These statements may
contain the words "anticipate", "believe", "intend", "estimate", "expect" and
words of similar meaning. All statements other than statements of historical
facts included in this announcement, including, without limitation, those
regarding the Company's financial position, business strategy, plans and
objectives of management for future operations (including development plans and
objectives relating to the Company's products and services) are forward-looking
statements. These forward-looking statements involve known and unknown risks,
uncertainties and other important factors that could cause the actual results,
performance or achievements of the Company to be materially different from
future results, performance or achievements expressed or implied by such
forward-looking statements. These forward-looking statements are based on

numerous assumptions regarding the Company's present and future business strategies and the environment in which the Company will operate in the future. These forward-looking statements speak only as at the date of this announcement. The Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Any information contained in this announcement on the price at which the Company's securities have been bought or sold in the past, or on the yield on such securities, should not be relied upon as a guide to future performance.

This information is provided by RNS
The company news service from the London Stock Exchange
END

AGRPKBKQABDKNKD

REG-SABMiller PLC Trading Statement
Released: 12/10/2005

RNS Number:5370S
SABMiller PLC
12 October 2005

Ref: 18/2005

SABMiller plc Trading Update

London and Johannesburg, 12 October 2005. Prior to the announcement of its interim results due in November, SABMiller plc has provided an update to the trading statement made at the Company's AGM on 28 July 2005.

The group's financial performance in the six-month period to 30 September 2005 was in line with management's expectations, and organic growth of some 5% in lager volumes was recorded.

In North America, Miller's US domestic sales to retailers (STRs) were down by 0.3% against prior year in a trading environment that has become increasingly price-competitive and subject to higher input costs, both of which have affected profitability. STR growth in the Miller Lite franchise was offset by a net decline in the STRs of other brands.

Volumes of carbonated soft drinks (CSDs) in Central America were approximately 3.5% above prior year with growth in both Honduras and El Salvador, whilst beer volumes were down some 7% principally as a result of excise increases in El Salvador.

Our Europe business has generated organic growth in lager volumes of 5%, with a particularly pleasing performance in Poland complemented by more moderate growth in most other countries.

The Africa and Asia business delivered an organic increase in comparable lager volume of 13% over the prior year. This was driven by strong organic growth in China, together with good growth in Mozambique and Tanzania.

Our South Africa Beverages business benefited from the warm winter weather during the second quarter. Beer volumes over the six months grew by almost 3% on a comparable basis, reflecting good trading in recent months. The favourable weather conditions together with successful promotions during the winter months resulted in an increase in soft drink volumes of some 10%.

Ends

Notes to editors:

SABMiller plc is one of the world's largest brewers, with 2004/05 lager volumes in excess of 148 million hectolitres. It has a brewing presence in over 40 countries across four continents and a portfolio of strong brands and leading market shares in many of the countries in which it has brewing operations. Outside the USA, SABMiller plc is one of the largest bottlers of Coca-Cola products in the world.

In the year ended 31 March 2005, the group reported US$2,194 million pre-tax profit and a turnover of US$14,543 million. SABMiller plc is listed on the London and Johannesburg stock exchanges.

This announcement is available on the company website: www.sabmiller.com

High resolution images are available for the media to view and download free of charge from: www.vismedia.co.uk

Enquiries:

SABMiller plc	Tel: +44 20 7659 0100
Director of Corporate Affairs	Tel: +44 20 7659 0184

| Gary Leibowitz | Vice President, Investor Relations | Tel: +44 20 7659 0174 |
| Nigel Fairbrass | Head of Media Relations | Tel: +44 7799 894265 |

This information is provided by RNS
The company news service from the London Stock Exchange
END

TSTMBBLTMMIBBPA

RNS Number:3846S
SABMiller PLC
07 October 2005

SABMiller plc

Publication of Prospectus

7 October 2005

SABMiller has today submitted to the Financial Services Authority a prospectus relating to the new SABMiller shares to be issued pursuant to the major transaction in South America which was announced on 19 July 2005, and which was approved by the shareholders of SABMiller at an Extraordinary General Meeting held on 7 October 2005.

SABMiller expects admission of the new SABMiller shares and completion of the transaction to take place on 12 October 2005.

The prospectus will shortly be available for inspection at the Financial Services Authority's Document Viewing Facility, which is situated at:

Financial Services Authority

25 The North Colonnade

Canary Wharf

London

E14 5HS

Tel no. (0)20 7676 1000

The prospectus will also shortly be available for viewing at www.sabmiller.com

This information is provided by RNS
The company news service from the London Stock Exchange
END

DOCUUGUCUUPAGCM

REG-SABMiller PLC Result of EGM
Released: 07/10/2005

RNS Number:3709S
SABMiller PLC
07 October 2005

SABMiller plc

Major Transaction in South America

Results of Extraordinary General Meeting

London and Johannesburg 7 October 2005. The board of SABMiller plc is pleased to
announce that, at the Extraordinary General Meeting held in London earlier
today, resolutions numbered 1 to 4 were approved by the requisite majorities.
All voting was conducted on a poll, the results of which are set out below.

Resolution	VOTES FOR	% FOR*	VOTES AGAINST	% AGAINST	V(
1 Ordinary Resolution to approve the amendment to the Altria Relationship Agreement	549,269,552	96.32	20,990,106	3.68	
2 Ordinary Resolution to approve the Transaction	833,662,980	98.09	16,219,897	1.91	
3 Special Resolution to give the directors authority to allot and issue shares	833,414,736	98.10	16,169,992	1.90	
4 Special Resolution to amend the Articles of Association	833,740,440	98.10	16,170,308	1.90	

*   Votes 'FOR' includes those votes giving the Chairman discretion.

**   The "Votes withheld' are not counted towards the votes cast at the
Extraordinary General Meeting.

Full details of the resolutions were set out in the Notice of Extraordinary
General Meeting, contained in the circular to shareholders dated 14 September
2005. Resolution number 5 set out in the Notice was withdrawn after
consultation with certain institutional shareholders and was not put to a vote.
Resolution number 5 is not integral to the completion of the Transaction nor is
it critical for operational requirements

Copies of all the resolutions passed have been submitted to the UK Listing
Authority ("UKLA") and will soon be available for inspection at the FSA's
Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Completion of the Transaction is subject to the admission to the Official List of the Financial Services Authority and to trading on the London Stock Exchange's market for listed securities of the new SABMiller shares to be issued pursuant to the transaction. Subject to the approval by the FSA of a prospectus relating to the new SABMiller shares, SABMiller expects admission and completion of the Transaction to take place on 12 October 2005.

A.O.C. Tonkinson, Group Secretary:
Tel: 020 7659 0100